UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                                             SEC File Number
                                                                0-18887


                           NOTIFICATION OF LATE FILING
                                                             CUSIP Number


(Check One): [ X ]Form 10-K [ ]Form 20-F [ ]Form 11-K  [ X ]Form 10-Q
                     [ ]Form N-SAR  [  ]Form N-CSR

          For Period Ended:
          [  ] Transition Report on Form 10-K
          [  ] Transition Report on Form 20-F
          [  ] Transition Report on Form 11-K
          [  ] Transition Report on Form 10-Q
          [  ] Transition Report on Form N-SAR
          For the Transition Period Ended:

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       Read Instruction Sheet Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

..........

PART I - REGISTRANT INFORMATION

Colonial Trust Company
________________________________________________________________________________
Full Name of Registrant

________________________________________________________________________________
Former Name if Applicable

5336 N. 19th Avenue
________________________________________________________________________________
Address of Principal Executive Office (Street and Number)

Phoenix, Arizona  85015
________________________________________________________________________________
City, State and Zip Code



PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[X]       (a)  The reasons  described in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

          Over the past several months, the Registrant has been in negotiations to sell its two business segments and implement a plan of liquidation and dissolution. Because of the time and resources dedicated to those efforts, the Registrant will be unable to complete the Form 10-KSB on a timely basis without unreasonable effort or expense.


PART IV - OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification:

         Ian Currie             (602)                       242-5507
          (Name)             (Area Code)               (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                                                            [ X ]  Yes  [  ]  No


(3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            [ X ]  Yes  [  ]  No

               If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      See attached Exhibit
      ____________________

                             Colonial Trust Company
________________________________________________________________________________
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:      June 29, 2004               By       /s/     John K. Johnson


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.



                                    ATTENTION
   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).




                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The Form shall be clearly identified as an amendment notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (section 232.201 nor section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (section 232.13(b) of this chapter).



                             Exhibit to Form 12b-25

                                   Part IV (3)

It is anticipated the Registrant's results of operations for the fiscal year ended March 31, 2004 will be significantly different from the corresponding previous fiscal year. The net earnings for the current fiscal year will be significantly less than the previous fiscal year primarily as a result of the following:

The Corporate Trust Segment's bond servicing revenue decreased by approximately $194,000 primarily as a result of the following three items:

o First, interest earnings on investments were approximately $98,000 less than the previous year due to lower interest rates, partially offset by generally higher investment balances generating these earnings in the current year. The Company's investment balances fluctuate depending upon the number of new bond issuances originated in the period approximately 12 months prior thereto for which the Company serves as trustee and paying agent. The Company's generally higher investment balances in the current year therefore reflect a slight increase in the number of new bond issuances in which the Company serves as trustee and paying agent that were originated in the current year, compared to the previous year. Additionally, bond issuer re-financings into traditional loans or other products that do not generate fees for the Company continued to negatively impact bond servicing revenues. These lower interest earnings on investments were partially offset by approximately $46,000 of higher collections, in the current year as compared to the prior year, of interest income on receivables which have arisen as a result of amounts advanced on bond issues in various stages of foreclosure.

o Second, bond issuer re-financings mentioned above exceeded new issues generated in the current year by 89%, as compared to 32% in the prior year. This reduction in net managed issues negatively impacts the volume of annual maintenance fees which were approximately $60,000 less in the current year as compared to the prior year.

o Third, sinking fund late fee income was approximately $101,000 less than the previous year due to a smaller number of collections of fees owed.

The Wealth Management Group Segment's trust income increased by approximately $467,000 in the current year as compared to last year, primarily as a result of the earning of eleven month's revenue in a new significant trust relationship in the current fiscal year, as compared to three month's revenue for that trust relationship in the prior fiscal year.

The Corporate Trust Segment's general and administrative expenses decreased approximately $210,000 in the current year as compared with the prior year and was largely attributable to the following two factors:

o First, approximately $124,000 less in expenses were incurred in the current year as compared to the prior year in connection with the Stevens bankruptcy proceeding and the litigation filed against the Company related thereto. Pursuant to the Settlement Agreement, Colonial paid $100,000 in the prior year to the Trustee, and the other settling defendants agreed to make payments to the Trustee in various amounts, which payments were funded in January 2003.

o Second, approximately $86,000 of previously unidentified trust account reconciling items were expensed and the write off was finalized in the year ended March 31, 2003.

The Wealth Management Group segment's general and administrative expenses increased approximately $509,000 in the current year as compared with the prior year and was largely attributable to the following two factors:

o First, increased investment advisory service fees and commission expense of approximately $99,000 and $111,000 respectively, due to the approximately full year of service provided to the trust relationship which commenced in January 2003. There was only three months of service/expense in the prior year.

o Second, approximately $299,000 in litigation expense associated with the Dorothy Long lawsuit was incurred in the current fiscal year with zero expense in the prior year. This lawsuit's details will be fully explained in Item 4. Legal Proceedings of the Form 10-KSB for the fiscal year ended March 31, 2004, when it is subsequently filed.